INVEST IN **DOORVEST**

Democratizing financial security through rental homeownership


SOLUTION
Doorvest simplifies the process of buying and owning an affordable, high-yield rental home.
For $30k, individuals can own a rental that yields 6% annually while building equity and capturing tax advantages.
BACKED BY FOUNDERS AND EXECUTIVES FROM
ribbon
Sundae
Opendoor
Mucker Capital
BiggerPockets
wealthfront
invitation homes
honey
ServiceTitan
Homeward

doorvest.com San Francisco CA

Technology | Finance | Real Estate | Platform | Tech

LEAD INVESTOR



Jiake Liu Co-Founder & CEO @ Outer

Andrew is a great leader who has the perfect balance of vision of execution, and he is able to surround himself with a Rockstar team of tech innovators and real estate industry veterans alike. The real estate market is booming, and as American household net worth in US hits record high, more and more people are interested in real estate investment. The team at Doorvest built a frictionless way for everyday consumers to invest in rental properties. If there's a team that will succeed in this booming market, it's certainly Doorvest.

Invested $100,000 this round & $10,000 previously

Highlights

1. 📈 $3.7T immediately addressable market

Highlights

1. 📈 $3.7T immediately addressable market
2. 🚀 14x growth in 2021 YoY and accelerating
3. 🏠 4% of American real estate is owned by Millennials & 89% want in!
4. ⚡ Identify & purchase investment property in half the time
5. 🔥 Founders with extensive real estate and technology experience

Our Team



Andrew Luong Co-Founder & CEO

Andrew is a passionate real estate investor and Business Development expert. He has worked to grow tech companies such as Misfits (acquired), Gengo (acquired), Indeed, and Human Interest before growing his own.



Andrew is a passionate real estate investor and Business Development expert. He has worked to grow tech companies such as Misfits (acquired), Gengo (acquired), Indeed, and Human Interest before growing his own.



Justin Kasad Co-Founder & CTO

Justin is a full stack software developer and entrepreneur taking ideas from concept to market. His work with Swapper (acquired), Health Tap, and Healthline Media (acquired) led him to the creation of Doorvest.

We're changing the real estate game

In 2014, Andrew and Justin were both working in the tech industry while starting to explore options for long-term financial security. They turned to real estate — particularly single-family rental homes — a proven way to generate passive income and build long-term wealth. Working together, they passively built a portfolio of over a dozen homes in under 5 years.

Recognizing the challenges of getting started in real estate, Andrew and Justin wanted to lower the barrier to entry for first-time investors. Motivated to improve the overall experience, they created a full-service real estate investing platform to help others make their way towards financial independence. Doorvest was born.

Doorvest is backed by top-tier venture capitalists like M13, Mucker Capital, and founders and executives from Wealthfront, Opendoor, BiggerPockets and

Invitation Homes. We have been scrappy as we found our product-market fit, and now we're going places.

The Friction Problem

90% of the world's millionaires have attributed their wealth to real estate investing, yet homeownership rates have declined to all-time lows. This unfortunate reality is due to the time commitment and friction of the traditional process along with the capital barrier due to rising home values, stagnant wages and mounting student loan debt.

Similar to other high-quality assets, everyday investors have been locked out to the #1 most favored investment asset class, real estate. This is why we built Doorvest.



TRADITIONAL USER JOURNEY
Getting started is painful.
Research
Strategies
Gets
Advantages
Tax Implications
ROI
Choose Property
Browse Listings
Find Agent
Fly Out
Write Offers
Negotiate
Inspect
Insurance
Research Options
Reach Out to Agent
Narrow Down
Title & Escrow
How to Close
Timelines
Policies
Financing
Research Options
Contact Officers
Narrow Down
Management
Holding Costs
Research Rents
Repairs / Rehab
State Laws
Property Manager
Performance
AVERAGE TIMELINE OF 6 MONTHS

Our Solution

We live at the intersection between technology and real estate by providing an all-in-one solution, eliminating the most painful steps for the end customer. We mitigate risk from the customer's perspective by providing extensive renovations to deliver a new home. We've aligned our pricing with our customers to ensure we're both working towards the same goal: a long-term and successful investment property with a series of guarantees that fosters a stress-free and happy customer.

In traditional real estate investing, the end-to-end timeline is 6 months with at least 26 steps for a customer to comb through. Doorvest does it in 12 steps in half the time, simplifying the process for homeowners old and new.

In the end, a customer receives a completely renovated home with an average cash-on-cash return of 6% while still capturing tax and equity advantages that generate passive income from day 1.



DOORVEST 5-STEP CUSTOMER JOURNEY
Doorvest helps buyers identify and purchase a rental home in around half the time it takes going solo.
1. Customize Home
2. Reserve Home
3. Purchase Home
4. Build Wealth
5. Repeat
86%
Of existing customers and deposit holders have expressed interest in purchasing more rental homes from Doorvest.
AVERAGE TIMELINE OF 3 MONTHS

Technology

Doorvest is more than a clever business model — we get our competitive advantage by being able to fully integrate the home acquisition process, renovation, home sale, and long term management for all our properties through tech. Having end-to-end control over this information means that we can create robust features and tools for both our customers and internal team.



DOORVEST
Dashboard

Currently, Doorvest has tools to quickly underwrite and estimate homes as soon as they hit our funnel. When our system detects a newly available property, it automatically underwrites the home to ensure it meets our criteria and dispatches a nearby general contractor to estimate the renovation cost. The resulting information goes back into our database and alerts our team of the highest possible bid we can make on the home. The home information is continuously updated as the home goes through contract, renovations, inspection, closing, and finally property management.

Given the full scope of data available to us, our team is alerted when timelines are off, budgets are exceeded, and when any discrepancies arise. We've developed tools to hone our pricing strategy and maintain our margins as renovations play out. For homes under management, we've integrated with multiple leasing partners and maintenance companies to seamlessly communicate with our success team. We're continuing to develop our relationships with technology partners to improve our banking, maintenance, resident communication, renovations, and operations.

Creating product tooling with our technology partners is only part of the equation, as we also focus on creating tech-enabled products that streamline processes that are unique to Doorvest. We match homes to deposit holders based on their preset criteria, notify them in our portal, and allow the customer to sign legally binding documents to reserve and purchase the home via Hellosign's integration. We've already integrated with data warehouses like HouseCanary to provide up-to-date information on the homes, GreatSchools to provide details on nearby schools, as well as built our own financial calculators to give the customer everything they need to make an informed investment decision.

Ultimately, we are building a tech-enabled business, whose advantages are unique to our vertically integrated model. As we perfect our data collection and implementation, our tools continue to grow more sophisticated to match the needs of our business and stay ahead of competition.

Opportunity

Doorvest officially launched in April 2020 and despite a global pandemic, has grown exponentially. In the first five months of 2021, Doorvest grew 14x and is forecasted (although not guaranteed) to finish the year with 30x YoY growth.

In addition, we've found product-market fit with industry leading demand characteristics. Doorvest customers submit a $1000 deposit prior to purchasing homes and as of this writing, we have a backlog of deposits with more than enough demand to fulfill the rest of 2021 revenue targets.

All of this has been accomplished with a team of 18.

Based on our customer base of aspiring real estate investors and individuals targeting reliable income for retirement, we see ourselves operating at the intersection of single-family rental homes and the retirement market. Non-institutional, "very small investors" (1-10 homes) make up 88% of market share resulting in a $3.7t market. Alternatively, the US retirement market amounts to $34.9t.

The Investment

Homes aren't built in a day. Doorvest won't be either. We want to democratize financial security for all, and here's how we plan to lower the barrier to entry, step-by-step.

Real estate is just the start. We aim to move forward to natural adjacencies like mortgage lending, title services, and homeowners insurance. As we scale, we plan to target financial services adjacencies like rental income lending, renovation insurance and banking services.

We're raising funds to deepen our technology moats, capture demand, accelerate scale and expand to new markets. Depending on strategic initiatives, we have a path to achieve cash-flow breakeven by Q3 2022, and with a successful raise, we believe we'll get there.

If democratizing financial security for all sounds like something you'd like to be a part of, we'd love to have you join us!